UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

STREAMLINE USA, INC.

(Exact name of issuer as specified in its charter)

Wyoming	87-1984205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11264 Playa Court Culver City, CA	90230
(Address of principal executive offices)	(Zip Code)

310-397-2300

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, , the term “Streamline” or “the company” refers to Streamline USA, Inc, and its consolidated subsidiaries.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. BUSINESS

Overview

Streamline USA, Inc., is an entity organized under the laws of the State of Wyoming, with its sole and principal place of business in Culver City, California.   Streamline USA, Inc., has all of its headquarters and operations in the United States, and specifically in Culver City, California, and has no operations outside of the United States.

Streamline USA, Inc. was incorporated in September 9th, 2020. Prior to its incorporation, it did no business, was not affiliated with, associated with, or a part of any other entity. The company was founded by its founders. The business to be done includes conducting entertainment marketing services in the forms of product placement, promotion & activation, social media KOL marketing, talent endorsement, etc., successfully trade and distribute global films, other high-quality content, games, digital arts, and s, as well as their related merchandizing. Utilizing the strategic capabilities of the founders, the contents mentioned above will be sold/distributed across multi-channel networks/platforms.  The founders have extensive experience in the video and the digital hi-tech sectors, and all live and work in Culver City, California, the U.S. hub of the film industry. The founders believe that, by combining their experience, the company will be able to compete in the highly competitive video sector, including by making inroads for consumer choices, into the viewing sector of the large companies, which are, YouTube, Netflix Hulu, Amazon Prime Video and Disney, among others.  In addition, the Company has developed a database portal which currently integrated information of approximately 750,000 registered KOLs (a.k.a. Influencers) across major social network platforms, including Instagram, Twitter, YouTube and more, enabling the Company to identify suitable influencers to fit a client’s marketing needs.

The company is not subject to bankruptcy, receivership or similar proceeding.

There are no legal proceedings material to the business or financial condition of the issuer.

There are no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.  None

There are no material terms, as of yet, or any anticipated, of any labor contracts, trademarks, licenses, franchises, concessions or royalty agreements. To the extent that any such may come into effect, going forward, all such will be made in such a manner that is consistent with those utilized in the ordinary course of business in the industry.

The company has no other business entity other than the corporation described throughout this report.

Products and Services

Streamline USA, Inc. focuses on high-quality entertainment marketing service and popular content trading. Besides the conventional entertainment marketing methods such as product placement and talent endorsement, the Company has also developed a database portal which integrated information of more than 12 million influencers across major social network platforms from various countries in North America, Europe, and Asia, providing more suitable options for different business needs. The Company’s content will encompass all genres and formats, including action, comedy, drama, fantasy, romance, and more. Short videos, typically those that are more flexible in terms of copyright, will also be included in the catalogue.

Streamline will also continue to provide entertainment marketing service as the current main source of the Company’s revenue.

In 2021, Streamline started selling script, acquiring film/online series distribution rights, developed and continued to improving the KOL matrix database portal, and developing the NFT Pricelocker game.

In 2021, Streamline developed a KOL matrix database portal. As of March 31, 2022, there are approximately 750,000 registered influencers and celebrities. The database integrates information of influencers and talents across eight major social network platforms including, without limitation, Instagram, Twitter, YouTube, Facebook, Pinterest, WordPress, Twitch, and Tiktok, as well as their own blogs. As a result, the Company is able to identify influencers and talents that best suit a client’s marketing needs based on various aspects, such as location, connection, community, and age of the influencer or talents, whose marketing experiences lie in different fields including entertainment, beauty, health, food, fashion, among others. In addition, Streamline has also started to offer NFT-related business service. An NFT is a digital asset that represents real-world objects like art, music, in-game items and videos. They are bought and sold online, frequently with cryptocurrency, and they are generally encoded with the same underlying software as many cryptos.

Competition

The streaming video sector has undergone a significant transformation as a result of the impact upon theaters, due to the COVID-19 pandemic. To the extent that the pandemic continues to have an impact upon this sector, company officials will be competing in such a manner as will all other such video service companies. Irrespective, once the pandemic recedes, however, company officials believe that a much broader streaming audience will remain, and thus, anticipate a continued expansion, post-pandemic; cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

The business cycle of the industry is tied to release dates of films. To the extent that all streaming companies will be vying for competitive products to sell to audiences, company officials are confident that they will be able to compete in the space.

The Company’s efforts to achieve immediate business relations with the multi-channel networks will be key to the early success of the companies. These efforts also apply to the copyright trading aspect of the business. Resources are scarce and highly concentrated, most overseas films and TV content are in the hands of a few major distribution companies. To ensure success for both short term and long term, the company needs to close as many deals as possible, and the contracts need to be as long term as possible;

Strategy

Streamline aims to help the entertainment industry to become more representative for the minority community, both in term of providing content to minority consumer/audience, and providing support to minority-owned businesses.

In 2022 the Company plans to expand its NFT-related businesses.  This includes: (i) continuing to develop and refine its NFT Pricelocker game, (ii) waiting for the approval of a patent for a customized NFT generation system, which we anticipate will generate revenue each time the system is utilized by any party outside of Streamline; and (iii) developing an integration system bringing together NFT and influencer marketing to further maximize the revenue-generating potential for the Company.

The Company will create and publish customized NFTs (patent pending) connected to entertainment content, such as movies, TV/online series, and shows.  As an example, if a filmmaker released an NFT version of a classic film clip, the Company can customize the piece by showing owner one as the main character instead of the original actor in the clip. If owner one decides to sell this NFT to owner 2, the Company can customize the NFT by replacing owner 1 with owner 2 in the clip as the lead character.

Due to the on-going COVID-19 epidemic and related regulations in China that impact its overall economy, we expect that selling  copyrighted scripts, and other products, to businesses in China to be negatively impacted in the near futurre. To offset this impact, Streamline will reduce its reliance on selling such copyrighted scripts to businesses in that country to reduce their importance to the Company. For example, at the end of 2021, the Company entered into two agreements with a Hong Kong-based media company to purchase the world-wide distribution rights outside of China of a feature film entitled "Our New Life" and an online series entited "Please Stay Matchmaker”.

Overall, Streamline's revenue in 2022 is expected to come primarily from entertainment marketing, with a focus on the e-commerce and gaming industries, followed by revenue related to the KOL database matrix.

Intellectual Property

The systems and methods for generating customized NFTs is pending patent approval with the US Patent Application #17/324,840. As of 03/03/2022, the application has been published for public search under Publication #US20220069996A1.

Employees

The company has five employees, full-time.

Regulation

There are no existing or probable government regulations that make the company’s business different from any of the other streaming video service companies, and therefore, with the exception of compliance with such regulations, or any that come into effect, there are no regulations which will have a material impact on the future financial performance of the company.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Streamline USA, Inc., is an entity organized under the laws of the State of Wyoming, with its sole and principal place of business in Culver City, California.  Streamline USA, Inc. The company functions as a full-service marketing agency dedicated to bringing global entertainment solutions through entertainment marketing, NFT creation, and copyright/content trading and distribution.

The Company began receiving revenue in 2021.

Components of Results of Operation

Net Income. Net revenue consists of revenue from LilySilk USA for providing social media and event based entertainment marketing service.

Cost of Sales.  Cost of sales consists of third-party cost of serving LilySilk USA’s entertainment marketing project.

Operating Expenses.  Operating expenses comprise primarily of legal and professional services; consulting fees; marketing and promotional costs, travel and entertainment.

Results of Operations

Year ended December 31, 2021 compared to the period from September 9, 2020 (inception) through December 31, 2020

Operating Revenue. For the year ended December 31, 2021, revenue of the Company was $60,000, which was derived from social media and event-based entertainment marketing services provided to LilySilk USA.

Operating Expenses.  The Company’s total operating expenses for the year ended December 31, 2021 were $104,292 compared with the $126 for the period ending December 31, 2020, where the Company had minimal operations.  The Company had the following expenses in 2021:

•Legal and professional fees for the year ended December 31, 2021 were $56,893 which were incurred in connection with the Company’s Regulation A offering and other fundraising requirements.

•Consulting fees for 2021 were $36,080, derived from IT consulting/supporting fees related to developing our KOL database portal and NFT game design, as well as entertainment marketing related advisory fees.

•Marketing and promotional costs for 2021 were $10,688 which was driven by creating and revising various fundraising campaign materials.

•Last, travel and entertainment for the year ended December 31, 2021, were $588.

Net Loss. As a result of the forgoing, the Company’s net loss for the 2021 fiscal year increased from $0 in 2020 to $104,042 in 2021.  In 2022, total operation expenses are expected to be around $4,400,000, including $3,000,000 for procurement related to our licensing business, $500,000 for travel & entertainment, $500,000 for payroll, and $400,000 for various overhead costs.

Liquidity and Capital Resources

As of December 31, 2021, we had $199,510 of cash and cash equivalents.

Cash Flows From Operating Activities.  Net cash provided from operating activities for the year ended December 31, 2021 was $904,510.  This was due to primarily to changes in operating assets and liabilities.  For the year ended December 31, 2021, accounts payable provided $1,005,363, which primarily comprised $5,000 for the purchase of a copyrighted script, and $1,000,000 for the purchase of distribution rights for a feature film and an online series. Cash was also provided related to credit cards payable was $8,738 reflecting the ending credit card statement balance as of December 31, 2021. As assets, prepaid expenses increased to $5,400 for an annual marketing cost.

Cash Flows From Investing Activities. Net cash used from investing activities for the year ended December 31, 2021 was $1,005,000, which were derived from purchasing a copyrighted script for $5,000, and acquiring the distribution rights of a feature film and an online series for $250,000 and $750,000, respectively.

Cash Flows from Financing Activities.  Cash flows financing activities for the years ended December 31, 2021 were $300,000, which were derived from funds transferred from Esther & James  LLC, one of Streamline’s founders. The funds were intended for purpose of providing initial working capital.

As a result of the forgoing, net change in cash for the year ended December 31, 2021 was $199,510 as compared to $0 for the same period in the prior year.  As of December 31, 2021, the company had cash on hand of $199,510.

Recent Developments

In December 2021, Company officials entered into two agreements with Hong Kong Xinxing Culture Media Co. for a total of $1 million to purchase exclusive distribution rights outside of mainland China for a feature film and an online serires, including theaer distribution right for the film, and transactional VOD rights, ad-sponsored VOD rights, and home-video rights for both.

Trend Information

In 2022, we expect entertainment marketing will be a priority for the Company. We believe that it will be the one of the main sources of revenue of the Company. In addition, the Company expects to explore a revenue-share model for part of its entertainment marketing business to further increase the business volume.

In addition, the Company expects to complete the Phase I construction of its KOL database portal. The system is estimated to start generating revenue from advertising in 2022. At the same time, Phase II of the system construction is expected to begin during the same period

As the impact of COVID-19 is still on-going and the output of films and TV/online series have not yet returned to the same levels as before the epidemic, the company plans on reducing investment in this part of business and its revenue is expected to decrease accordingly.

Item 3. DIRECTORS AND OFFICERS

The company’s executive officers and directors are listed below, each of which is a full-time employee.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Ruben Igielko-Herrlich	Board Director President & CEO	62	09/09/2020 - Present	Full-time
Dapeng Ma	Board Director Vice President	43	09/09/2020 - Present	N/A
Yitian Xue	Board Director Treasurer, CFO, CAO, & CTO	43	09/09/2020 - Present	N/A
Yue Wu	Board Secretary	42	09/09/2020 - Present	N/A

Ruben Igielko-Herrlich, President, CEO and Director

Mr. Igielko-Herrlich lives and works in Los Angeles, California.  He has over 30 years in the entertainment marketing industry and brings the experience of being able to create a truly global network for the company. Given his extensive number of years in the industry, Mr. Igielko-Herrlich, will bring his network-building talents in order that the company may start off with a global outreach, that will include the U.S. market, but also markets in South America, Europe, Southeast Asia and China. He has the ability to originate tailor-made strategies to create symbiotic associations between the viewer and the program. Mr. Igielko-Herrlich is acknowledged as being one of the pioneers of branded entertainment. His clients have included but are not limited to The BMW Group (BMW, Mini, Rolls-Royce, BMW Motorrad), Bulgari, Lacoste, Louis XIII, Moët & Chandon.  Mr. Igielko-Herrlich is credited with such dominating placements as the memorable Nokia integrations in both The Matrix and Transformers, the impressive BMW integrations and promotional tie-ins with Mission: Impossible – Ghost Protocol and Mission: Impossible – Rogue Nation, among others.  In addition, Mr. Igielko-Herrlich has developed and established the renowned entertainment media evaluation solution process. The process is established as the most representative quantification method for entertainment marketing activities available today.  Mr. Igielko-Herrlich is currently 61 years of age, holds a master’s degree in Business Administration from Emory University and a Bachelor of Science degree in Business Administration from HEC University of Lausanne.  Through his extraordinary experience and capability, Mr. Igielko-Herrlich has built a bridge between brand clients and the great resources of Hollywood in the TV and film industry, as well as created innovative collaborations. He has established close partnerships with six major studios in Hollywood, recommended by 20th Century Fox, Paramount Pictures, Universal Picture, Warner Bros. Entertainment.   Company officials believe that his leadership will propel the company to an accelerated entry into the video market sector.

Dapeng (James) Ma,  Vice President and Director

Dapeng Ma lives and works in Los Angeles, California. Mr. Ma is 42 years of age.  Mr. Ma’s overall contribution to the company is and will be in the areas of international film distribution, film box office marketing, film media advertising and pre-roll advertisements.  With the major Hollywood studios, he has performed services relating to overseas theatrical releases. In addition, he has advised on various production aspects, including scouting and brand collaborations.  Among his major feature film participations are Teenage Mutant Ninja Turtles (2014), Interstellar (2014), Mission: Impossible - Rogue Nation (2015), and Wonder Woman (2017).

Yitian (Fred) Xue,  Chief Financial Officer, Chief Administration Officer, Chief Talent Officer & Treasurer

Yitian Xue lives and works in Los Angeles, California. Mr. Xue is 43 years of age.  With degrees in computer science and applications, Mr. Xue brings, and will continue to bring his considerable management skills to the entire company infrastructure and ecosystem. With over 20 years in operations management, research and development, Mr. Xue brings his strong communication, analytical and prioritization abilities to the company. He will place the company on an advanced management level, to include accelerated implementation of operations management, new technology development and software implementation.  For example, Mr. Xue has managed IT projects for these companies: Shanghai Cellstar International Trading, EntroSpect Solutions. Mr. Xue was the founder, in 2015, of Tancal Technology, Inc. a company providing Commodity Exchange Infrastructure, Dealing Desk and Market Making Solutions.

Yue (Melody) Wu, Secretary

Yue Wu’s work is based in Los Angeles, California. Ms. Wu has work experience in entertainment, finance, fashion, and art. Ms. Upon graduating from University of North Texas with a BA in Accounting in 2013, Mr. Wu started her career at KPMG specialized in US federal taxation, including partnerships and corporations. Ms. Wu gained experience in the art and fashion industries promoting independent luxury designer brands. Before entering the entertainment marketing business, Ms. Wu also gained insight experience in the film industry by working on several major movie productions, including Chen Kaige’s feature film “Monk Comes Down the Mountain”.   Ms. Wu started her career in entertainment marketing in 2016 where she collaborated with different teams globally and facilitated numerous promotion and product placement deals for various brands and films co-ops, including jd.com x “Pacific Rim 2” and SHARP x “Skyscraper”.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we did not compensated any of our officers and directors.

We did not pay any compensation to our director in connection with their board service in 2021, there were three directors in this group.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 31, 2022, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities.

Title of class	Name and address of Beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Ruben Igielko-Herrlich 11264 Playa Court, Culver City, CA. 90230	2,000,000	None	16.13%
Common Stock	Dapeng Ma 11264 Playa Court, Culver City, CA. 90230	3,250,000	None	26.21%
Common Stock	Yitian Xue 11264 Playa Court, Culver City, CA. 90230	3,250,000	None	26.21%
Common Stock	Guojin Hui 11264 Playa Court, Culver City, CA. 90230	1,500,000	None	12.10%
Common Stock	Esther & James LLC 11264 Playa Court, Culver City, CA. 90230	2,400,000	None	19.35%

Item 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

STREAMLINE USA, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

INDEPENDENT AUDITOR’S REPORT

To the BOARD MEMBER  of STREAMLINE USA, INC.

11264 PLAYA CT.

CULVER CITY, CALIFORNIA 90230

I have audited the accompanying financial statements of STREAMLINE USA, INC., which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020 (from the date of inception on September 9, 2020), and the related Statements of Income, Changes in Stockholders’ Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of STREAMLINE USA, INC. as of December 31, 2021, and December 31, 2020 (from the date of inception on September 9, 2020), and the results of its operations and cashflows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/PROCYON FINANCIAL LLC

 Wilmington, Delaware

April 29, 2022

STREAMLINE USA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

	As of December 31,2021	As of December 31,2020
Assets
Current assets:
Cash and cash equivalents	$199,510	-
Prepaid expenses	5,400	-
Other receivables	149	-
Total current assets	205,059	-
Intangible assets:
Video program rights	1,000,000	-
Literary works	5,000	-
Total Intangible assets	1,005,000	-
Total Assets	$1,210,059	-
Liabilities & Stockholders’ Equity
Current liabilities:
Accounts Payable	$1,005,363	-
Credit cards	8,738	-
Total current liabilities	1,014,101	-
Non-current Liabilities:
Total non-current liabilities	-	-
Total Liabilities	$1,014,101	-
Stockholders’ Equity:
Common Stock (Unlimited number of shares authorized at no par, 12,400,000 shares issued and outstanding)	-	-
Retained Earnings (accumulated deficit)	-	-
Paid-in capital	300,000	-
Net income (loss)	(104,042)	-
Total Stockholders’ Equity	195,958	-
Total Liabilities & Stockholders’ Equity	$1,210,059	-

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

	2021	2020
Revenue:
Marketing fees	$ 60,000	-
Total revenues	60,000	-
Cost of sales	60,000	-
Gross Profit	-	-
Expenses:
General and administrative expenses	-	126
Legal & Professional Services	56,893	-
Consulting fees	36,080	-
Marketing & promotion costs	10,688	-
Travel & entertainment	588	-
Miscellaneous	43	-
Total Expenses	104,292	126
Income (loss) from Operations	(104,292)	(126)
Other Income (Expenses):
Debt forgiven by shareholders	-	126
Refunds	250	-
Total Other Income (Expenses)	250	126
Net Income (loss)	$ (104,042)	-

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

($)	Common stock (shares)	Common stock (par)	Paid-in Capital	Retained earnings (accumulated deficit)	Total
Beginning Balance, September 9, 2020	-	-	-	-	-
Issuance of Common stock	12,400,000	-	300,000	-	300,000
Net income (loss)	-	-	-	(104,042)	(104,042)
Ending Balance, December 31, 2021	12,400,000	-	300,000	(104,042)	195,958

The accompanying notes are an integral part of these financial statements

STREAMLINE USA, INC.

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

	As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:
Net income (loss)	$ (104,042)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Changes in:
Prepaid expenses	(5,400)	-
Other receivables	(149)	-
Credit Cards	8,738	-
Accounts Payable	1,005,363	-
Net cash provided (used) by operating activities	904,510	-
Cash flow From Investing Activities:
Acquisition of copyrights	(5,000)	-
Acquisition of video program rights	(1,000,000)	-
Net cash provided (used) by investing activities	(1,005,000)	-
Cash flow from Financing Activities
Paid-in Capital	300,000	-
Net cash provided (used) by financing activities	300,000	-
Increase in Cash	199,510	-
Cash, beginning of year	-	-
Cash, end of year	$ 199,510	-

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020 (FROM THE DATE OF INCEPTION ON SEPTEMBER 9, 2020)

About the Company & its Nature of operations

STREAMLINE USA, INC. (the Company), is a corporation formed pursuant to the Wyoming Business corporation Act on September 9, 2020. The Company functions as a full-service marketing and innovation agency dedicated to bringing global entertainment solutions through entertainment marketing, NFT creation, and copyright/content trading and distribution. The Company is headquartered in Culver City in the State of California.

According to Management: “the mission of the Company is to capture a major share of the film and video distribution industry and Company officials will position the company as a leader in distributing content on a global scale. To accomplish these goals, company officials will implement a cohesive marketing strategy utilizing direct and digital marketing initiatives to reach its target markets. Company officials anticipate forming strategic partnerships with entertainment industry giants. Such partnerships will create a seamless process for its content, with a lower takeoff risk”.

Fiscal year

The Company operates on a December 31st year‐end.

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition, technological developments, or changes in consumer taste.

Additionally, the Company may be unable to convert pre-order commitments into orders, the price which the company may realize on orders, since commitments are stated at list prices, customer actions or developments such as cancellations and other factors that may affect the level of demand and financial performance of the customers which the company will serve, the effectiveness of the risk management framework of the company, the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of regulation and litigation, the capital allocation plan of the company, as such plan may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions by the company.

Furthermore, future uncertainties may limit the success of the company in integrating acquired businesses and operating joint ventures, its ability to realize anticipated earnings and savings from transactions, to acquire businesses and joint ventures, the impact of potential information technology or data security breaches,

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Intangible Assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Intangible assets recognized on Company books as of December 31, 2021, consist of literary work rights the Company acquired on August 9, 2021 (See Note “Related Party Transactions”). Under the agreement, the Company was granted a perpetual transferrable license to all motion pictures, all television motion pictures and other television rights, together with limited radio broadcasting rights and publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the literary work and in and to the copyright thereof and all renewals and extensions of copyright.

Moreover, intangible assets include video program rights as per the following distribution purchase agreements:

Distribution purchase agreements (Video Program Rights)

On December 22, 2021, the Company entered into two distribution purchase agreement with Hong Kong Xinxing Culture Media CO., Limited. Pursuant to the agreement, the Company was granted an exclusive right to distribute the following rights to two video programs throughout the world except China: Exclusive Transactional VOD Rights, Subscription VOD Rights and Home-Video Rights as defined below:

a)"Transactional VOD Rights" (TVOD) shall mean the exclusive VOD exploitation of the Program on a platform that charges a distinct fee for the transmission of the Program to the consumer, regardless of the means by which the consumer watches the Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise. Transactional VOD Rights include "Electronic-Sell-Through rights ("ESr)", which allow the consumer to keep a copy of the Program permanently following the one-time transmission, regardless of the means by which the consumer thereafter watches or stores the Program, including the use of Ultraviolet or similar technologies. Transactional VOD Rights also include "Pay-Per-View" ("PPV"} Rights, which shall mean the exclusive right to distribute, exhibit, license, market, sell, publicize, promote, and otherwise exploit the Programs by means of "pay-per-view" formats, inducting, but not limited to, addressable draft transmission to a consumer of temporary copies of the Programs via Authorized Transmission, for which a per program fee is charged to the consumer who selects the Programs for viewing at a variable time that the exhibitor designates.

b)"Subscription VOD Rights” (SVOD) shall mean the exclusive VOD exploitation of a Program on a platform that charges the consumer a periodic flat fee to access the Program from a library of programs for a specific time period, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

c)"Ad-Sponsored VOD Rights" (AVOD) shall mean the exclusive VOD exploitation of a Program on a platform that does not charge the consumer a monetary fee to access the Program but inserts commercial breaks or other forms of advertising into the Program. AVOD can apply to a number of platforms, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

d)"Home-Video Rights" shall mean the exclusive right to sell, market, license, or otherwise exploit the Program on the following formats: Digital Video Disk ("DVD") and Blu-Ray Disk ("BRO"), including the authoring and encoding, replication, packaging, and delivery of the Program.

For one video program, the Company was granted theater distribution rights.

The purchase price pursuant to the agreements is $1,000,000 ($750,000 due for one program and

$250,000 due for the other) and is fully due within ten (10) business days of the execution of the agreements. Additionally, the term of both agreements commences from December 22, 2021, and ends three (3) years from that date.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021.

Prepaid expenses

On December 21, 2021. The Company prepaid $5,400 to a third party which provides a platform for automated influencer marketing campaign management.

Accounts Payable

This account consists of payments due on legal services performed by a third party in connection to the offering of securities pursuant to (SEC) Regulation A+ (RegA+) (See Note “Stockholders’ Equity”). The balance payable by the end of the year to this specific party for costs incurred in 2021 totaled $363 (The total costs which pertain to this project and incurred to this specific party were $48,819 and are recorded in ‘Legal & Professional services’).

Moreover, $5,000 is owed to a Script Owner for the acquisition of all rights to literary work (‘See Notes “Related party transactions”, “Intangible Assets”).

Furthermore, the balance includes $1,000,000 owed to a third party pursuant to certain distribution purchase agreements (See Note “Intangible Assets”).

Stockholders’ Equity

Under the articles of incorporation, the total number of shares that the Corporation has the authority to issue is unlimited shares of Common stock at no par. As of December 13, 2021, twelve million four hundred thousand (12,400,000) shares of common stock have been issued and are outstanding.

The transfer of shares is unrestricted, except as provided by any future buy-sell agreement signed by all stockholders, and the Capital stock, after the amount of the subscription price has been paid in, is not subject to assessment to pay the debts of the corporation.

On February 17, 2022, the Company commenced an offering of securities pursuant to (SEC) Regulation A+ (RegA+). Under RegA+, companies can raise money from the entire public: both accredited and non-accredited investors can participate. The maximum number of shares to be issued under the offering is 30,000,000 shares of common stock at price of $2.50 per share.

The maximum proceeds in connection to this offering is $75,000,000 and the minimum amount of investment is $500. The proceeds are to be used primarily for the purposes of gaining access to multi-channel networks, acquisition of product, by way of videos, which the channels will accept.

Other uses of proceeds include purchase of scripts and copyrights & IP of films, TV series, variety shows, online content, games, digital arts, and NFTs, as well as their related merchandizing, development, and expansion of the KOL Key Opinion Leader (aka “Influencer”) matrix database portal (a “KOL”), expansion of IT infrastructure, and staff expansion, legal and accounting fees.

Related Party Transactions

The Company follows FASB Accounting Standards Codification (“ASC”) subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company entered into an agreement with Mr. Ruben Igielko- Herrlich whereby the Company acquired rights to the literary works described in Agreement N.1 for a consideration of $5,000 (See ‘Note Accounts payable’). Mr. Igielko-Herrlich is the Co-founder & Executive President of the Company. As of December 31, 2021, he owned 2,000,000 shares of the Company’s common stock (representing 16.13% of the total shares issued and outstanding).

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Stockholders.

Other matters

The Company entered into an agreement with a third party (“the transferee”) on August 5, 2021, whereby the Company agreed to transfer all rights of literary work it owns including contents, episode briefs, literary scripts, biographies of characters, dialogue scripts to the transferee in exchange for receiving a payment of $1,500,000. As per the agreement, $1,050,000 was due within sixty (60) days after the agreement comes into effect and $450,000 was due to be received within sixty (60) days after the transferee receives the final draft of the script which was created by a third party entrusted by the Company in October 2020.

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state, and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance. The combined impact of COVID-19 resulted in a delay of disbursement by the transferee in accordance with the terms of the contract as the transferee’s cash was held up in other projects and the contract was not amended to accommodate for this delay.

The Company cancelled this contract and does not expect that a contract of similar nature will be made with that party.

The Company’s financial statements had been audited as of August 13, 2021, when events surrounding the ultimate cancellation of the contract were unforeseeable as such events occurred within one week from the date of the audit report as of December 31, 2021.

The table below summarizes the impact on the financial statements (“FS”) as of August 13, 2021:

	Adjusted FS (August 13, 2021)	Unadjusted FS (August 13, 2021)
Revenues	-	1,050,000
Accounts receivable	-	1,050,000

Subsequent events

The Company evaluated subsequent events through April 28, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Item 8. EXHIBITS

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	CHARTER (1)
2.2	BYLAWS (1)
6.1	MATERIAL CONTRACT (1)
6.2	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED.
6.3	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED.

(1) Filed as an exhibit to the Streamline USA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11628)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on April 29 2022.

Streamline USA, Inc.
/s/ Ruben Igielko-Herrlich
By:	/s/ Ruben Igielko-Herrlich
Principal Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ruben Igielko-Herrlich
By Ruben Igielko-Herrlich, Principal Executive Officer & Director
Date: April 29, 2022

/s/ Dapeng Ma
By Dapeng Ma, Director
Date: April 29, 2022

/s/ Yitian Xue
By: Yitian Xue, , Chief Financial Officer, Chief Accounting Officer & Director
Date: April 29, 2022